Exhibit 4.4

TERMS AND CONDITIONS OF THE NOKIA PERFORMANCE SHARE PLAN 2013

1.	Purpose and Scope of the Plan

The purpose of the Nokia Performance Share Plan 2013 is to retain Nokia employees, to promote employees’ engagement and to reward them for Nokia’s long-term performance. This is accomplished by focusing the Participants on Nokia’s long-term financial performance and share price appreciation and thus aligning the interests of the Participants with those of the shareholders. To accomplish these objectives the Company may grant eligible Nokia employees Performance Shares under this Plan.

The Plan is tied directly to the performance of Nokia. For the purposes of this Plan, performance is measured through net sales and profitability. The compensation to the employees under the Plan becomes payable and the financial benefits of the Plan materialize after the Restriction Period only if either or both of the pre-determined performance levels, measured by Average Annual Net Sales and Average Annual Earnings Per Share (EPS), are achieved by the end of the Performance Period.

Under the Plan a maximum of 16 000 000 Performance Shares may be granted, which may result in the settlement of 32 000 000 Shares at the maximum performance level. The Board determines the general guidelines under the Plan and approves the grants of Performance Shares to eligible employees within its authority. Grants of Performance Shares under these terms and conditions may be made between January 24, 2013 and December 31, 2013, inclusive.

2.	Definitions

Average Annual Net Sales: Average Annual Net Sales is an average of the annual net sales in the consolidated profit and loss accounts for Nokia (non-IFRS) during the Performance Period.

Average Annual EPS: Average Annual EPS (diluted, non-IFRS) is an average of the annual earnings per share in the consolidated profit and loss accounts for Nokia Group (non-IFRS) during the Performance Period.

Board: The Board of Directors of the Company.

Company: Nokia Corporation

Grant Amount: The number of Performance Shares granted to a Participant.

Maximum Number: The number of Performance Shares to be settled if the maximum performance is achieved with respect to both of the performance criteria as defined under paragraph 4.2. The Maximum Number equals two times the Grant Amount. One half of the Maximum Number is tied to Average Annual EPS and one half of the Maximum Number is tied to Average Annual Net Sales.

Nokia: The Company together with the companies over which the Company effectively exercises control and which are included in the consolidated financial statements of the Company, excluding Nokia Siemens Networks B.V and its subsidiaries.

Nokia Group: The Company together with the companies over which the Company effectively exercises control and which are included in the consolidated financial statements of the Company.

Participant: Employee of Nokia who has received a grant of Performance Shares under the Plan.

Performance Share/Shares: Each Performance Share represents a right to receive a certain number of Shares or their cash equivalent upon settlement, subject to the fulfillment of the conditions under paragraph 4, and provided that no other restriction related to these terms and conditions is applicable.

Performance Period: The two fiscal years starting on January 1, 2013 and ending on December 31, 2014.

Plan: Performance Share Plan 2013 of the Company.

Restriction Period: Period after which the Shares shall be settled to the Participant. The Restriction Period shall be no less than one year from the end of the Performance Period.

Settlement Date: A banking day in Helsinki, Finland falling as soon as practicable after the end of the Restriction Period, as determined by the Company.

Share/Shares: The Company’s ordinary shares. The terms and conditions applicable to Shares shall apply to their cash equivalent used for settlement, as applicable.

Terms & Conditions: The terms and conditions of this Plan.

Threshold Number: The number of Performance Shares to be settled, if the threshold performance is achieved with respect to one performance criterion as defined under paragraph 4.2. Each Threshold Number equals one quarter (1/4) of the Grant Amount. One Threshold Number is tied to Average Annual EPS, and another is tied to Average Annual Net Sales.

3.	Grant of Performance Shares

At grant, each Participant will receive a Grant Amount of Performance Shares. The Company will notify each Participant of the grant.

As a precondition for a valid grant, the Participant must be employed by Nokia at the time of the grant.

The Participant may be required to give the Company such authorizations and consents, as the Company deems necessary in order to administer the Plan.

4.	Financial Performance Criteria

4.1	General Principles

Measurement of the performance during the Performance Period will be based on Nokia Group’s and Nokia’s, as applicable, consolidated profit and loss accounts (non-IFRS) as of December 31, 2013 and 2014 compared to the pre-established performance level defined herein under section 4.2.

The two pre-determined financial performance criteria under the Plan are Average Annual Net Sales and Average Annual EPS. Average Annual Net Sales is calculated as an average of the net sales for Nokia for the years 2013 through 2014. Average Annual EPS is calculated as an average of the annual earnings per share for Nokia Group for the years 2013 through 2014.

4.2.	Threshold Performance and Maximum Performance

Threshold (i.e. minimum) performance levels and maximum performance levels are defined for each performance criterion as follows:

(a)	Average Annual Net Sales during the Performance Period: EUR 12 483 million (threshold) and EUR 18 725 million (maximum); and

(b)	Average Annual EPS: Average Annual EPS during the Performance Period: EUR 0.00 (threshold) and EUR 0.30 (maximum).

The number of Performance Shares to be settled, if any, is determined independently with respect to Average Annual Net Sales and to Average Annual EPS.

If the threshold performance for neither of the two performance criteria is reached, no settlement will take place.

If the threshold performance level is achieved in respect of a performance criterion, the Threshold Number of Performance Shares will be settled after the Restriction Period.

To the extent the threshold performance level is exceeded in respect of a performance criterion, the number of Performance Shares to be settled after the Restriction Period will increase from the Threshold Number up to the Maximum Number following a predetermined linear scale based on actual financial performance achieved.

The total number of Performance Shares to be settled, if any, may not exceed two times the Grant Amount.

The following table summarizes each performance criterion:

Performance Criterion	Threshold Performance		Maximum Performance		Potential range of Settlement

Average Annual EPS during Jan. 1, 2013 – Dec. 31, 2014 (diluted, non-IFRS)	EUR	0.00	EUR	0.30	Zero, or from minimum level (Threshold Number) up to maximum level (4 × Threshold Number)

Average Annual Net Sales during Jan. 1, 2013 – Dec. 31, 2014 (non-IFRS)	EUR	12 483 million	EUR	18 725 million	Zero, or from minimum level (Threshold Number) up to maximum level (4 × Threshold Number )

5.	Measurement and Calculation of Payout

The measurement of Nokia Group’s and Nokia’s performance shall be made after the end of the Performance Period and approved by the Personnel Committee of the Company’s Board of Directors. Based on this measurement, the number of Performance Shares to be settled as Shares or the equivalent amount of cash shall be calculated.

The Company shall carry out the measurement and calculation in its sole discretion.

The calculation of the number of Performance Shares to be settled shall not result in fractional Shares. The number of Shares shall be rounded to the nearest whole Share.

6.	Restriction Period

The shares shall be settled to the Participant after the end of the Restriction Period. The end of the Restriction Period shall be specified to the Participant in the grant communication.

During the Restriction Period, the Participant does not have any legal ownership or any other rights relating to the Shares. The Participant shall not be entitled to any dividend or have any voting rights or any other rights as a shareholder to the Shares until and unless the Shares have been transferred to the Participant and, in case of new Shares issued by the Company, until the Shares have been entered to the Trade Register.

7.	Settlement

On the Settlement Date, the Company will complete the settlement by transferring the applicable number of Shares or their cash equivalent to the Participant’s book-entry, brokerage or other bank account, as applicable, provided that the Participant has complied with these terms and conditions and performed all necessary actions to enable the Company to instruct the settlement. If the Participant has not performed all necessary actions to enable the Company to instruct the settlement, the Company may, in its sole discretion, sell the Shares on behalf of the Participant and remit the proceeds to the Participant.

The Company may, in its sole discretion, use for the settlement of Performance Shares one or more of the following: newly issued Shares, the Company’s own existing Shares (treasury Shares), Shares purchased from the open market, or, in lieu of Shares, cash.

The Participants shall not be entitled to any dividend or have any voting rights or any other shareholder rights until and unless the Shares have been transferred to the Participant and, in case of new Shares issued by the Company, until the Shares have been entered to the Trade Register.

8.	Changes in Employment

If the employment of the Participant with Nokia terminates prior to the end of the Restriction Period by the reason of retirement, permanent disability (as defined by the Company in its sole discretion) or death, the Participant retains the right to settlement. In case of death of the Participant prior to the end of the Performance Period, the Company has the right to settle the Performance Shares at the Grant Amount prior to the end of the Performance Period. In case of death of the Participant during the Restriction Period, the Company has the right to settle the Performance Shares prior to the end of the Restriction Period based on the calculation of the number of Performance Shares to be settled made in accordance with section 5 of these Terms & Conditions. If made, such special settlement will constitute full and final settlement of that Performance Share grant.

If the employment of the Participant with Nokia terminates prior to the end of the Restriction Period for any other reason than those mentioned above, the Company is entitled to redeem the Performance Shares from the Participant without consideration, in which case the Participant shall not be entitled to any settlement under the Plan.

In cases of voluntary and/or statutory leave of absence of the Participant, the Company has the right to prorate the settlement.

9.	Terms of Employment

The grant or settlement of Performance Shares does not constitute a term or a condition of the Participant’s employment contract with Nokia under applicable local laws. The Performance Shares, Shares or their cash equivalent under the Plan do not form a part of the Participant’s salary or benefit of any kind.

10.	Taxes and other Obligations

The Participants are personally responsible for all taxes and social security charges associated with the Performance Share grants and Shares delivered upon settlement. This includes responsibility for any and all tax liabilities in multiple countries, if the Participant has resided in more than one country during the Performance Period and/or Restriction Period. The Participants are advised to consult their own financial and tax advisers (at their own expense) before accepting the grant in order to verify their tax position.

The Participants are also personally responsible for any potential charges debited by financial institutions in connection with the settlement of the Performance Shares or any subsequent transactions related to the Shares.

Pursuant to applicable laws, the Company is or may be required or may deem it appropriate to withhold taxes, social security charges or fulfill employment related and other obligations upon grant or settlement of Performance Shares, or when the Shares are disposed of by the Participants. The Company shall have the right to determine how such collection, withholding or other measures will be arranged or carried out, including but not limited to a settlement of a net amount remaining after the completion of such measures or a potential sale of the Shares on behalf of the Participants for the completion of such measures.

11.	Breach of these Terms and Conditions

The Participant shall comply with these terms and conditions, as well as any instructions given by the Company regarding the Plan from time to time. If the Participant breaches these terms and conditions and/or any instructions given by the Company, the Company may in its discretion, at any time prior to settlement, rescind the grant of Performance Shares.

12.	Validity of these Terms and Conditions

These terms and conditions shall become valid and effective upon the approval by the Board. The Board may, in its absolute discretion, at any time amend, modify or terminate these terms and conditions.

Such action by the Board may also, as in each case is determined by the Board affect the Performance Shares that are then outstanding, but not settled.

13.	Administration

The Plan shall be administered by the Company in accordance with the general guidelines approved by the Board. The Company has the authority to interpret these terms and conditions, approve such other rules and procedures and take such other measures, as it deems necessary or appropriate for the administration of the Plan. Such action may also affect the Performance Share grants that are then outstanding, but not settled.

The Company has the right to determine the practical manner of administration and settlement of the Performance Shares, including but not limited to the acquisition, issuance, sale, and transfer of the Shares or their cash equivalent to the Participant. Furthermore, the Company has the right to require from the Participant the submission of such information or contribution that is necessary for the administration and settlement of the Performance Share grants.

14.	Rights of Participants in certain Cases

14.1 Should the Annual General Meeting in accordance with the proposal of the Board decide, prior to the settlement of the Performance Shares, to distribute a special dividend constituting a deviation from the customary dividend policy of the Company, the Board will decide if and how the Participants will be compensated for the special dividend. Such distribution of special dividend can include, but is not limited to, a distribution of assets from reserves of unrestricted equity or distribution of share capital to the shareholders. The Board will specify in its proposal for the dividend whether the dividend, or a part of it, shall be considered a special dividend.

14.2 Should the Company, prior to the settlement of the Performance Shares, issue new shares, stock options or other special rights to all shareholders, the Board will in its sole discretion decide what the rights of the Participants will be in such cases.

14.3 The Company’s decision to cancel existing shares held by the Company prior to the settlement of the Performance Shares will not affect the settlement of Performance Shares nor the number of Performance Shares to be settled.

14.4. Should the Company, during the Performance Period, be placed into liquidation, the Company has the right to settle the Performance Shares at the Grant Amount within such time period as resolved by the Board. Notwithstanding any other provisions in these terms and conditions, should the Company, prior to the settlement of the Performance Shares, be deregistered from the Trade Register, the Participants shall not have any right to settlement.

14.5. Should the Company, during the Performance Period, resolve to merge with another existing company or merge with a company to be formed, or should the Company resolve to be demerged, the Company has the right to settle the Performance Shares at the Grant Amount prior to the merger or demerger or to convert the Performance Shares into similar equity rights issued by the other company on such terms and within such a time period, as resolved by the Board. Notwithstanding any other provisions in these terms and conditions, following the closing of the merger or demerger, the Participants shall have no right to settlement under this Plan. The same also applies to a merger, in which the Company takes part, and whereby the Company registers itself as a European Company (Societas Europae) in another member state in the European Economic Area or, if the Company after registering itself into a European Company registers a transfer of its domicile into another member state.

14.6. Should the Company, during the Performance Period, make a resolution to acquire its own shares through a tender offer to all the shareholders, the Company shall make an equal offer to the Participants in respect of Performance Shares to settle the Performance Shares at the Grant Amount. If the Company acquires or redeems its own shares in any other manner, or if the Company acquires stock options or other special rights entitling to shares, no measures will need to be taken in relation to this Plan.

14.7. Should during the Performance Period a tender offer regarding all shares and stock options issued by the Company be made or should a shareholder under the Articles of Association of the Company or the Finnish Securities Markets Act have the obligation to redeem the shares from the Company’s other shareholders, or to redeem the stock options, or should a shareholder have under the Finnish Companies Act the right and obligation to redeem the shares from the Company’s other shareholders, then the Company has the right to settle the Performance Shares at the Grant Amount prior to the tender offer or the offer to redeem the shares, as resolved by the Board.

Should a shareholder under the Finnish Companies Act have the right to redeem the shares from the Company’s other shareholders, the Company has the right, during the Performance Period, to settle the Performance Shares at the Grant Amount prior to the redemption, as resolved by the Board, after which the Participants’ obligation to transfer all of their shares will be subject to the Finnish Companies Act.

The Board may, however, in any of the situations resolved in this section 14.7, also give the Participants an opportunity to convert their Performance Shares into equity-based incentives issued by another company on such terms and within such time period prior to the completion of the tender offer or redemption, as resolved by the Board.

14.8. Should the Company during the Performance Period be delisted from NASDAQ OMX Helsinki or its successors, the Company has the right to settle the Performance Shares at the Grant Amount prior to the delisting and make other amendments to these terms and conditions as resolved by the Board.

14.9. Sections 14.4, 14.5, 14.6, 14.7 and 14.8 shall also apply should the situations set out in those sections take place during the Restriction Period, with the exception that instead of Grant Amount, the Company has the right to settle the Performance Shares based on the calculation of the number of Performance Shares to be settled made in accordance with section 5 of these Terms & Conditions.

15.	The Recoupment of Equity Gains in the Event of Certain Restatements

Under the Nokia Policy on the recoupment of equity gains (“Nokia Policy”), as amended from time to time, in the event of certain restatements, if any of the Company’s financial statements are required to be restated as a result of fraud or intentional misconduct, the Board may, in its discretion and at any time, resolve to recover or require reimbursement of all or a portion of any gains realized in accordance with the terms and conditions set forth in the Nokia Policy.

16.	Governing Law and Settlement of Disputes

These terms and conditions are governed by Finnish laws. Disputes arising out of these terms and conditions shall be settled by arbitration in Helsinki, Finland, in accordance with the Arbitration Rules of the Finnish Central Chamber of Commerce.

17.	Processing of personal data

The Company has the right to transfer globally within Nokia and/or to an agent of Nokia any of the personal data required for the administration of the Plan and the settlement of the Performance Shares. The personal data may be administered and processed by the Company or its authorized agent in the future. The Participant is entitled to request access to data referring to the Participant’s person, held by the Company or its agent and to request amendment or deletion of such data in accordance with applicable laws, statutes or regulations. In order to exercise these rights, the Participant must contact Nokia Legal and Intellectual Property, in Espoo, Finland.

SUPPLEMENT TO THE GRANT OF PERFORMANCE SHARES UNDER

THE NOKIA PERFORMANCE SHARE PLAN 2013 IN USA

Amendments to the Nokia Performance Share Plan 2013

For purposes of Section 409A of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the Nokia Performance Share Plan 2013 (“Plan”) is amended, effective as of March 7, 2013, by adding the following “Code Section 409A Schedule” to the Plan. This Plan, as amended by this Code Section 409A Schedule, is intended to comply with Section 409A of the Code.

“Code Section 409A Schedule”

Notwithstanding anything in the terms and conditions of the Plan (“Plan Rules”) to the contrary, effective as of March 7, 2013, the Plan Rules are amended as set forth in this Code Section 409A Schedule in order to avoid adverse or unintended tax consequences under Section 409A of the Code, and the applicable rules and regulations thereunder to Participants who are (or who may become) US taxpayers (the “US Participants”). The provisions of this Code Section 409A Schedule shall apply to all US Participants and shall supersede the other Plan Rules to the extent necessary to eliminate inconsistencies between this Code Section 409A Schedule and such other Plan Rules.

1. In no event shall the Settlement Date occur later than the last banking day of the calendar year in which the Restriction Period ends, or if later, the 15th day of the third month after the month in which the Restriction Period ends.

2. In cases of voluntary and/or statutory leave of absence of the US Participant, the length of which exceeds the threshold determined for the relevant type of leave in the applicable human resources policy at the time of the leave, Nokia will prorate and settle the US Participant’s Performance Shares on the Settlement Date.

3. In the event that the US Participant’s employment with Nokia terminates by reason of retirement or permanent disability prior to the end of the Restriction Period, the US Participant will retain the right to settlement of the Performance Shares on the Settlement Date. In the event that a US Participant’s employment terminates due to death during the Performance Period, Nokia will settle the US Participant’s Performance Shares at the Grant Amount in the second month of the calendar quarter following the date of the US Participant’s death. In the event that a US Participant’s employment terminates due to death during the Restriction Period, Nokia will settle the US Participant’s Performance Shares at the amount based on the calculation made in accordance with Section 5 of the Plan Rules in the second month of the calendar quarter following the date of the US Participant’s death.

4. Notwithstanding the above, Nokia will not settle the Performance Shares of a US Participant who is a “specified employee” under Section 409A of the Code earlier than the first business day following the date that is six months following the specified employee’s “separation from service” under Section 409A of the Code (including, without limitation by reason of retirement, permanent disability or death) or, if earlier, the date of death of the specified employee.

5. The following provisions amend Section 14 of the Plan Rules, which is attached as Appendix C to the Legal Document for the Nokia Performance Share Plan 2013:

a)	Should Nokia distribute a special dividend constituting a deviation from Nokia’s customary dividend policy as contemplated by Section 14.1 of the

Plan Rules, to the extent that US Participants receive the dividend, the dividend will be paid to US Participants after the end of the Restriction Period on the Settlement Date.

b)	In the event that during the Performance Period Nokia is liquidated as contemplated by Section 14.4 of the Plan Rules, Nokia will settle the US Participant’s Performance Shares at the Grant Amount prior to the end of the calendar year that includes the Settlement Date. In the event that during the Restriction Period Nokia is liquidated as contemplated by Section 14.4 of the Plan Rules, Nokia will settle the US Participant’s Performance Shares at the amount based on the calculation made in accordance with Section 5 of the Plan Rules prior to the end of the calendar year that includes the Settlement Date.

c)	With respect to the transactions contemplated by Sections 14.5 and 14.7 of the Plan Rules, if during the Performance Period or Restriction Period Nokia experiences a change in the ownership or effective control of a corporation, or a change in the ownership of a substantial portion of the assets of the corporation, that constitutes a change-in-control event under Section 1.409A-3(i)(5) of the U.S. Income Tax Regulations, or any successor provision (a “409A Change in Control Event”), Nokia will either (i) convert the Performance Shares into similar equity or equity-based cash rights issued by the surviving corporation or its parent within 30 days of the 409A Change in Control Event or (ii) settle the Performance Shares (x) at the Grant Amount within 30 days prior to the 409A Change in Control Event if such transaction takes place during the Performance Period or (y) at the amount based on the calculation made in accordance with Section 5 of the Plan Rules within 30 days prior to the 409A Change in Control Event if such transaction takes place during the Restriction Period. If during the Performance Period or Restriction Period Nokia engages in a transaction as contemplated by Section 14.5 or 14.7 of the Plan Rules that does not constitute a 409A Change in Control Event, the Performance Shares shall be settled in accordance with their terms.

d)	If during the Performance Period Nokia makes a resolution to acquire its own Shares through a tender offer to all the shareholders under Section 14.6 of the Plan Rules, Nokia will exchange the US Participant’s Performance Shares at the Grant Amount for a right to receive a cash payment to be paid out after the end of the Restriction Period on the Settlement Date. If such a resolution is made during the Restriction Period, Nokia will exchange the US Participant’s Performance Shares at the amount based on the calculation made in accordance with Section 5 of the Plan Rules for a right to receive a cash payment to be paid out after the end of the Restriction Period on the Settlement Date.

e)	In the event that during the Performance Period Nokia is delisted from NASDAQ OMX Helsinki or its successors as contemplated by Section 14.8 of the Plan Rules, Nokia will exchange the US Participant’s Performance Shares at the Grant Amount for a right to receive a cash payment to be paid out after the end of the Restriction Period on the Settlement Date. In the event that during the Restriction Period Nokia is delisted from NASDAQ OMX Helsinki or its successors as contemplated by Section 14.8 of the Plan Rules, Nokia will exchange the US Participant’s Performance Shares at the amount based on the calculation made in accordance with Section 5 of the Plan Rules for a right to receive a cash payment to be paid out after the end of the Restriction Period on the Settlement Date.

6. If any Plan Rule or grant document contravenes any regulations or guidance promulgated under Section 409A of the Code or could cause any granted Performance Shares to be subject to taxes, interest or penalties under Section 409A of the Code, Nokia may, in its sole discretion and without the US Participant’s consent, modify the Plan Rules or grant documents to: (i) comply with, or avoid being subject to, Section 409A of the Code, (ii) avoid the incurrence of additional taxes, interest or penalties under Section 409A of the Code, and (iii) maintain, to the maximum extent practicable, the original intent of the applicable Plan Rule or provision without contravening the provisions of Section 409A of the Code.

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Except as set forth herein, the Nokia Performance Share Plan 2013 remains in full force and effect.